Immediate Release

John Ge
262.636.8434
j.ge@na.modine.com

Modine Board Announces Dividend Increase

RACINE, Wis., May 15, 2003 -- Modine Manufacturing Company's (NASDAQ: MODI) Board of Directors today approved a 10 percent increase in the quarterly dividend to
13.75 cents per share on its outstanding common stock, payable June 5, 2003 to all shareholders of record May 27, 2003.
"In addition to previously announced new business, we have implemented a number of cost reduction measures, including a restructuring plan, to improve profitability and increase shareholder value," said David B. Rayburn, Modine's President and Chief Executive Officer. "We are seeing benefits from these initiatives, as evidenced by the notable improvement in our recently reported financial results for the fourth quarter and fiscal year ended March 31, 2003. Today's dividend increase demonstrates Modine's confidence in its fiscal strength and continued positive financial performance."
Modine specializes in thermal management, bringing heating and cooling technology to diversified markets. Modine's products are used in light, medium, and heavy-duty vehicles, HVAC equipment, industrial equipment, refrigeration systems, fuel cells and electronics. Modine can be found on the Internet at modine.com.